SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934


                       MULTIGRAPHICS, INC.
                         (Name of Issuer)

                           Common Stock
                  (Title of Class of Securities)

                            625440102
                          (CUSIP Number)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 625440102


1)   Names of Reporting Person; S.S. or I.R.S. Identification Number of Above
     Person:
          Fidelity Bankers Life Insurance Company Trust
          (I.R.S. Identification Number not provided.)


2)   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)  [  ] ____________________
          (b)  [X] __________________ _


3)   SEC Use Only  ____________________


4)   Citizenship or Place of Organization: U.S.A.

     Number of Shares Beneficially Owned by Each
     Reporting Person With:
     5)  Sole Voting Power         258,023.2
     6)  Shared Voting Power
     7)  Sole Dispositive Power    258,023.2
Cover Page continued--

     8)  Shared Dispositive Power


     9)   Aggregate Amount Beneficially Owned By Each Reporting Person:

          258,023.2


     10) Check if Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
                    [   ]*    Not applicable.


     11) Percent of Class Represented by Amount in Row (9):

          9.16%

     12)  Type of Reporting Person (See Instructions): Insurance Company (IC)










 (The remainder of this cover page is intentionally left blank.)

     Item 1(a) Name of Issuer:

          Multigraphics, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:

          431 Lakeview Court
          Mount Prospect, IL 60056.

     Item 2(a) Name of Person Filing:

          Fidelity Bankers Life Insurance Company Trust.

     Item 2(b) Address of Principal Business Office or, if none, Residence:

          Fidelity Bankers Life Insurance Company Trust
          c/o Interco Associates, LC
          111 Congress Avenue, Suite 1850
          Austin, TX 78701
          Attention: Mark F. Bennett, Manager

     Item 2(c ) Citizenship: U.S.A.

     Item 2(d) Title of Class of Securities:

          Common Stock

     Item 2(e) CUSIP Number: 625440102

     Item 3 If this Statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

          (a)  [  ] Broker or Dealer registered under Section 15 of the Act.

          (b)  [  ]      Bank as defined in section 3(a)(6) of the Act.

          (c ) [X] Insurance Company as defined in section 3(a)(19) of the Act.

          (d) [ ] Investment Company registered under section 8 of the Investment Company Act.

          (e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.

          (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see section 240.13d-1(b)(1)(ii)(F).

          (g)  [  ] Parent Holding Company, in accordance with
               section 240.13d-1(b)(ii)(G).

          (h)  [  ] Group, in accordance with section 240.13d-1(b)(1)(ii)(H).

Item 4 Ownership.

     (a) Amount Beneficially Owned: 258,023.2 shares of common stock.

     (b) Percent of Class:    9.16%

     (c ) Number of shares as to which such person has:

          (I) sole power to vote or to direct the vote:               258,023.2

          (ii) shared power to vote or to direct the vote:

          (iii) sole power to dispose or to direct the disposition of:
          258,023.2

          (iv) shared power to dispose or to direct the disposition of:

Item 5 Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6 Ownership of more than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8 Identification and Classification of Members of the Group.

     Not applicable.

Item 9. Notice of Dissolution of Group.

     Not applicable.

Item 10 Certification.

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose ofand do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              DATE: February 10, 1998

                              Mark F. Bennett, Manager
                              and Authorized Representative